FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Press release entitled “BBVA Banco Francés” reports consolidated fourth quarter earnings for fiscal year 2010”.

Buenos Aires, February 10, 2011 - BBVA Banco Francés (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) reports consolidated fourth quarter earnings for fiscal year January-December of 2010.

Annual Highlights

•	BBVA Banco Francés registered an outstanding performance during fiscal year 2010, reaching net income of AR$ 1,198 million, a 66.8% increase over the previous year’s result.

•	The Bank continued to demonstrate its capacity to generate recurring earnings, which totaled AR$ 809.7 million as of December 31, 2010. Total return on equity (ROE) for the year 2010 reached 32.3%.

•

The significant improvement on recurring earnings was due mainly to the growth of financial revenue from the private sector, as a consequence of the expansion in the core business that was partially offset by greater administrative expenses.

•	Non-recurring earnings totaled AR$ 388.5 million, and were mainly due to the increase in public asset valuations.

•

In line with the increase in consumption registered over the year 2010, private sector loans grew 47.0%, during the last twelve months. Credit card financings, personal loans and car loans led the growth in the retail segment. The small and medium-sized companies segment also registered an excellent performance during the year, mainly due to discounted and purchased notes, as well as long term financings –leasing and financial loans.

•	BBVA Banco Francés continues to have the best asset quality ratios of the Argentine financial system. As of December 31, 2010, non-performing loans represented 0.51% of total loans.

•	The Bank’s deposits from the private sector increased 25.3% over the year 2010. Meanwhile, during the same period, public deposits decreased by 23.1%.

•

During 2010, BBVA Banco Francés maintained high levels of liquidity and solvency. As of December 31, 2010, total stockholders’ equity reached AR$ 3,746.9 million, while the excess of capital over the Central Bank regulatory requirements, reached AR$ 1,666.5 million, or 44.5% of the Bank’s total stockholders’ equity.

•

Based on the results of the financial period, the Board of directors has resolved to propose at the annual shareholders’ meeting a cash dividend payment in the amount of AR$ 804 million, which represented 50% of the balances subject to distribution. Such payment is subject to applicable regulatory and transaction authorizations.

Condensed Income Statement (1)
in thousands of pesos except income per share, income per ADS and percentages	FY 2010	FY 2009	% Change
Net Financial Income	2,483,586	2,064,039	20.3%
Provision for loan losses	(179,353)	(245,966)	-27.1%
Net income from services	1,079,095	925,012	16.7%
Administrative expenses	(1,969,461)	(1,562,326)	26.1%
Operating income	1,413,867	1,180,759	19.7%
Income (loss) from equity investments	56,622	41,450	36.6%
Income (Loss) from Minority interest	(16,538)	(17,851)	-7.4%
Other Income/Expenses	17,151	(123,457)	n.a.
Income tax	(272,923)	(362,439)	n.a.
Net income for the period	1,198,179	718,462	66.8%
Net income per share (2)	2.23	1.47	51.6%
Net income per ADS (3)	6.70	4.42	51.6%

(1)	Exchange rate: 3.9758 Ps. = 1 US$
(2)	Assumes 536,361,306 average ordinary shares outstanding for fiscal year 2010 and 487,611,306 ordinary shares outstanding for fiscal year 2009.
(3)	Each ADS represents three ordinary shares.

Net income for fiscal year 2010 includes non-recurring effects mainly generated by the improvement in public asset valuations.

The following “pro forma” table presents non-recurring earnings.

Condensed Income Statement PROFORMA	Quarter ended
in thousands of pesos	12/31/2010 Recurring Income	Non recurring Income	12/31/2010 Total Income
Net Financial Income	2,034,286	449,300	2,483,586
Provision for loan losses	(179,353)	—	(179,353)
Net income from services	1,079,095	—	1,079,095
Administrative expenses	(1,969,461)	—	(1,969,461)
Operating income	964,567	449,300	1,413,867
Income (loss) from equity investments	56,622	—	56,622
Income (Loss) from Minority interest	(16,538)	—	(16,538)
Other Income/Expenses	17,151	—	17,151
Income tax and Minimum Presumed Tax	(212,152)	(60,771)	(272,923)
Net income for the period	809,650	388,529	1,198,179

Quarter Highlights

•

During the fourth quarter of 2010, BBVA Banco Francés registered recurring earnings of AR$ 216.3 million, a 48.2% increase from the previous quarter. On the other hand, the non recurring earnings, which were generated by the improvement in public asset valuations, totaled AR$ 181.5 million.

•

The increase in the private sector trading segment was reflected in increased financial income, supporting the continued improvement in recurring gains. In addition, lower administrative expenses were registered during the quarter, partially offset by an increase in the provision for loan losses, due to loan portfolio growth.

•

During the fourth quarter of 2010, the private sector loan portfolio exceeded AR$ 15,100 million. As previously mentioned, a significant expansion of the loan portfolio occurred during the fourth quarter. The expansion was led by credit card financings and personal loans in the consumer segment, together with discounted notes and long term loans in the middle market segment.

•	As of December 31, 2010, non-performing loans represented 0.51% of total loans.

•

In term of liabilities, BBVA Banco Francés’ total deposits increased 3.8% in the last three months. Time deposits increased 10.7% during the quarter, while sight deposits maintained the same levels as in the previous quarter.

Economic Environment

The Monthly Estimator of Economic Activity (EMAE) grew 8.3% compared to the same quarter of 2009.

The high levels of consumption, together with an increase in investment have led the recovery.

The primary fiscal surplus of the national public sector was AR$ 6,635 million during the October- November period; an increase of 84.6% compared to the same period in 2009. This strong growth was due to the positive performance of tax collection and other fiscal resources, such as transfers received from the Central Bank and ANSES results, while primary spending also grew by 44.7% in annual terms during October-November period.

Inflation, as measured by the Consumer Price Index (which is used to calculate the CER adjustment for some sovereign assets) accumulated 2.4% during the fourth quarter of 2010 and 10.9 % over the whole year.

The Argentine Central Bank (BCRA) intervention in the FX market was a net purchase of US$3,244 million during the quarter. Throughout the year the Central Bank bought US$ 11,805 million in the foreign exchange market, a figure only surpassed in 2006.

The exchange rate (according to the BCRA) closed at AR$3.98 per U.S. dollar, an increase of 0.4% compared to September 30, 2010.

The devaluation of the peso in the year was 4.7%.

The international reserve stock reached US$52,190 million, an increase of US$1,065 million during the quarter and US$ 4,222 over the whole year.

The trade balance during the fourth quarter of 2010 ended with a surplus of US$ 1.562 billion, 56.4 % lower than the same period of 2009. During 2010, the surplus was reduced to US$ 12.057 billion, 28.6% lower than 2009 due to a surge in imports.

The Badlar rate at private banks was 11.08% on average, at the end of the quarter, an increase of 53 bp compared to the average in September 2010. The financial system’s liquidity during the year allowed the Badlar rate volatility to remain low, with an increase of only 128 bp since December 2009.

Total deposits in the financial system increased 8.9% on average during the fourth quarter of 2010, while private sector deposits rose 9.0%.

Private sector loans showed an increase of 12.7% during the fourth quarter, reflecting an acceleration compared to the performance during the third quarter of 2010. During 2010, both deposits from and loans to the private sector recovered in line with the improved performance of the economy growing 29.1% and 37% year on year, respectively.

The Bank

A business strategy focused on its clients, with the objective of providing more products and services tailored to their needs, has allowed BBVA Banco Francés to maintain its leadership position in the Argentine financial system.

In line with that strategy, the Bank continues to focus on the retail and middle market segments, conducting business activities that have enabled it to significantly increase its customer base, as well as the volume of financing.

The current market environment offers new opportunities and BBVA Banco Francés has built laid the groundwork to exploit them. To this end, the Bank has strong levels of liquidity and solvency, the best asset quality ratio in the financial system, solid results and a strong relationship with its clients.

Presentation of Financial Information

•	Foreign currency balances as of December 31, 2010, have been translated into pesos at the reference exchange rate of AR$ 3.9758 per U.S. dollar, published by the BCRA.

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share in the Consolidar Group is shown as investments in other companies (booked by the equity method) and the corresponding results are included in income from equity investments.

•

Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	12/31/10	09/30/10	12/31/09	09/30/10	12/31/09
Net Financial Income	739,037	834,630	611,471	-11.5%	20.9%
Provision for loan losses	(64,287)	(45,347)	(30,665)	41.8%	109.6%
Net income from services	290,356	275,910	244,158	5.2%	18.9%
Administrative expenses	(505,310)	(559,391)	(433,571)	-9.7%	16.5%
Operating income	459,796	505,802	391,393	-9.1%	17.5%
Income (Loss) from equity investments	16,187	18,477	6,156	-12.4%	162.9%
Income (Loss) from Minority interest	(4,997)	(3,509)	(4,010)	42.4%	24.6%
Other Income/Expenses	7,634	31,718	(12,757)	-75.9%	-159.8%
Income tax and Minimum Presumed Tax	(80,748)	(115,228)	(119,533)	-29.9%	-32.4%
Net income for the period	397,872	437,260	261,249	-9.0%	52.3%
Net income per share (2)	0.74	0.82	0.49	-9.0%	52.3%
Net income per ADS (3)	2.23	2.45	1.46	-9.0%	52.3%

(1)	Exchange rate: 3.9758 Ps. = 1 US$
(2)	Assumes 536,361,306 ordinary shares outstanding
(3)	Each ADS represents three ordinary shares.

Net income for the fourth quarter of 2010 includes non-recurring effects generated by the improvement in public asset valuations.

The following “pro forma” table presents non-recurring earnings.

Condensed Income Statement PROFORMA	Quarter ended
in thousands of pesos	12/31/2010 Recurring Income	Non recurring Income	12/31/2010 Total Income
Net Financial Income	526,086	212,951	739,037
Provision for loan losses	(64,287)	—	(64,287)
Net income from services	290,356	—	290,356
Administrative expenses	(505,310)	—	(505,310)
Operating income	246,845	212,951	459,796
Income (loss) from equity investments	16,187	—	16,187
Income (Loss) from Minority interest	(4,997)	—	(4,997)
Other Income/Expenses	7,634	—	7,634
Income tax and Minimum Presumed Tax	(49,321)	(31,427)	(80,748)
Net income for the period	216,348	181,524	397,872

Recurring net financial earnings increased 7.9% compared to the previous quarter, totaling AR$ 526.1 million. This growth was principally to an increase in financial incomes derived from our loans to the private sector. Recurring net financial earnings increased 14.3% compared to the same quarter of 2009 also as a consequence of the improvement in private sector income, together with higher results from public assets (without including the increase in their valuations).

Provisions for loan losses increased both compared to the previous quarter and to the previous twelve months, due to a significant expansion of the private sector loan portfolio and the application of generic provisions.

The increased activity volume was reflected in net income from services, which grew 5% during the last three months and 18.9% in the whole year.

Administrative expenses for the fourth quarter of 2010 decreased 9.7% compared to the previous quarter, due to the application of the voluntary retirement plan during the third quarter. The annual increase was 16.5%, mainly due to salary increases resulting from the labor agreement signed in 2010 and the increase in general expenses, caused by the higher activity level and inflation.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	12/31/10	09/30/10	12/31/09	09/30/10	12/31/09
Return on Average Assets (1)	5.28%	6.22%	4.51%	-15.2%	16.9%

Return on Average Shareholders’ Equity	45.2%	57.6%	37.6%	-21.5%	20.1%

Net fee Income as a % of Recurrent Operating Income	28.2%	24.8%	28.5%	13.5%	-1.2%

Net fee Income as a % of Administrative Expenses	57.5%	49.3%	56.3%	16.5%	2.0%

Adm. Expenses as a % of Recurrent Operating Income (2)	49.1%	50.4%	50.7%	-2.5%	-3.1%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

Net Financial Income

Net financial income, without taking into account the impact generated by the increase in public asset valuations, totaled AR$ 526.1 million during the fourth quarter of 2010, an increase of 7.9% compared to the previous quarter.

Private sector gains continued to show sustained growth, increasing 8.0% compared to the previous quarter. Such increase is mainly due to the private sector loan portfolio increase, particularly in dynamic sectors, together with excellent management of funds.

On the other hand, during the fourth quarter of 2010, a slight improvement was observed as a result of the capital amortizations of public assets that were partially offset by lower income related to foreign currency exchange and the CER adjustment of public assets.

Income related to foreign currency exchange, included as foreign exchange difference, totaled

AR$ 38.7 million, maintaining similar levels to those of the previous quarter.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	12/31/10	09/30/10	12/31/09	09/30/10	12/31/09

Net financial income	739,037	834,630	611,471	-11.5%	20.9%
Net income from financial intermediation	260,363	241,186	184,735	8.0%	40.9%
CER adjustment	(278)	8,760	180	-103.2%	-254.4%
Income from securities and short term investments	389,240	505,790	255,202	-23.0%	52.5%
Interest on Government guaranteed loans	16,910	18,255	92,069	-7.4%	-81.6%
Foreign exchange difference	38,719	39,307	29,164	-1.5%	32.8%
Others	34,083	21,332	50,121	59.8%	-32.0%

Income from Public and Private Securities

Income from public and private securities, without considering the impact generated by the increase in the public bonds valuations, totaled AR$ 176.3 million during the fourth quarter of 2010, 11.2% higher than that recorded in the previous quarter.

The available-for-sale portfolio and the CER adjustment showed improvement during the fourth quarter.

In addition, Central Bank bills and notes results registered a small decrease compared to the previous quarter.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	12/31/10	09/30/10	12/31/09	09/30/10	12/31/09
Income from securities and short-term investments	361,066	477,896	227,663	-24.4%	58.6%
Trading account	136,980	153,148	99,394	-10.6%	37.8%
Available for sale	24,292	19,523	9,490	24.4%	156.0%
Bills and Notes from the Central Bank	59,148	63,407	81,490	-6.7%	-27.4%
Other fixed income securities	140,645	241,818	37,289	-41.8%	-477.2%

CER adjustment	28,174	27,894	27,540	1.0%	2.3%

CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	28,174	27,894	27,540	1.0%	2.3%

Net Income from Services

During the fourth quarter of 2010, net income from services increased 5.2% compared to the third quarter and 18.9% with respect to the same period in 2009.

These increases were mainly the result of higher activity volume generating higher commissions earned on credit cards and deposits services, an effect that was partially offset by increased expenditures for services.

During the fourth quarter of 2010, credit card fee income increased AR$ 23.4 million, representing 46% of the growth in income from services. During this period, deposit services grew 21.1% contributing to 18.3% of the mentioned increase. These increases were a consequence of the strong growth in commercial activity, led to increased business volume.

During 2010, a strong campaign was implemented promoting purchases with credit and debit cards, producing an increase in the expenditures for services of 65% in annual terms.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	12/31/10	09/30/10	12/31/09	09/30/10	12/31/09
Net income from services	290,356	275,910	244,158	5.2%	18.9%

Service charge income	417,549	366,624	321,225	13.9%	30.0%
Service charges on deposits accounts	101,279	97,399	83,658	4.0%	21.1%
Credit cards and operations	141,790	118,388	108,846	19.8%	30.3%
Insurance	38,951	34,257	30,600	13.7%	27.3%
Capital markets and securities activities	10,149	5,188	4,799	95.6%	111.5%
Fees related to foreign trade	19,571	16,617	14,712	17.8%	33.0%
Other fees	105,810	94,775	78,609	11.6%	34.6%

Services Charge expense	(127,194)	(90,715)	(77,067)	40.2%	65.0%

Administrative Expenses

Administrative expenses decreased 9.7% in the last quarter of 2010 and increased 16.5% compared to the same quarter of 2009.

The negative variation with respect to the previous quarter is the result of a decline in personnel expenses (17.5%) partially offset by a 5% increase in general expenses and to charges related to the voluntary retirement plan that were accounted for as personnel expenses during the previous quarter.

Moreover, general expenses increased as a consequence of higher communication expenses and taxes, offset by lower advertising and promotional charges.

The increase, compared to the fourth quarter of 2009, was a result of the labor agreement signed in 2010, which affected personnel expenses; while general expenses grew because of greater activity volume, more promotions related to commercial campaigns and the effect of inflation.

As of December 31, 2010, the Bank and its subsidiaries (except the Consolidar Group) had 4,588 employees. The branch office network totaled 271 offices, including 240 consumer branch offices, 27 branch offices specializing in the middle-market segment, 4 branch offices for large corporate and institutional clients, as well as 15 in-company branches, and 2 points of sale.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	12/31/10	09/30/10	12/31/09	09/30/10	12/31/09
Administrative expenses	(505,310)	(559,391)	(433,572)	-9.7%	16.5%

Personnel expenses	(298,849)	(362,273)	(269,049)	-17.5%	11.1%
Electricity and Communications	(10,700)	(8,684)	(7,669)	23.2%	39.5%
Advertising and Promotion	(27,028)	(28,563)	(20,348)	-5.4%	32.8%
Honoraries	(10,655)	(10,411)	(9,032)	2.3%	18.0%
Taxes	(33,662)	(30,020)	(25,281)	12.1%	33.2%
Organization and development	(5,756)	(5,593)	(4,396)	2.9%	30.9%
Amortizations	(15,334)	(14,766)	(12,423)	3.8%	23.4%
Other	(103,326)	(99,081)	(85,374)	4.3%	21.0%

Other Income / Expenses

Other income/expenses totaled a gain of AR$ 7.6 million during the fourth quarter of 2010, mainly due to recovered credits, partially offset by provisions for other contingencies.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the fourth quarter of 2010 there was a gain of AR$ 16.2 million, mainly due to the Bank’s equity stake in the Consolidar Group and in Rombo Cía Financiera.

Balance and Activity

Total Public Sector Exposure

Total exposure to public sector national treasury debt did not show significantly changes during 2010.

The increase in public bonds valuations recorded during that period led to an increase in the value of the assets, partially offset by capital amortizations. Such increase was 26.6% compared to the same quarter of 2009 and 5.3% compared to the previous quarter.

The Bank’s portfolio of Central Bank bills and notes decreased 11% compared to the balance recorded as of December 31, 2009 and increased 17.3% during the last three months.

As of December 2010, public sector national treasure assets, net of holdings linked to reverse repo transactions, represented 10.6% of the Bank’s total assets. And total exposure to BCRA bills and notes represented 9.4% of the Bank’s total assets.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	12/31/10	09/30/10	12/31/09	09/30/10	12/31/09

Public Sector - National Government	3,126,706	2,968,384	2,468,842	5.3%	26.6%
- Loans to the Federal government & Provinces	197,778	277,278	315,960	-28.7%	-37.4%
- Total bond portfolio	2,755,742	2,665,743	2,388,243	3.4%	15.4%
Unlisted	2,055,451	1,976,055	1,961,046	4.0%	4.8%
Available for sale	695,479	530,352	350,596	31.1%	98.4%
Other government bonds	4,812	159,336	76,601	-97.0%	-93.7%
Reverse repo w/Central Bank	0	0	0	0.0%	—
- Trustees	173,375	157,423	214,566	10.1%	-19.2%
- Allowances	(189)	(132,060)	(449,927)	-99.9%	-100.0%

Bills and Notes from Central Bank	2,768,845	2,953,585	3,186,328	-6.3%	-13.1%
- Own portfolio	2,768,845	2,359,623	3,110,304	17.3%	-11.0%
- Reverse repo w/Central Bank	0	593,962	76,024	100.0%	-100.0%

Total exposure to the Public Sector	5,895,551	5,921,969	5,655,170	-0.4%	4.3%

Total exposure to the Public Sector without repos	5,895,551	5,328,007	5,579,146	10.7%	5.7%

Loan Portfolio

The portfolio of loans to the private sectors grew 47.0% in the last twelve months, and 15.6% during the fourth quarter, exceeding the AR$ 15,000 million recorded at December 31, 2010.

Accompanying the boom in consumption, financing to consumers grew AR$ 2,000 million in the last year, representing an expansion of 43.5%. Such increase was due to the excellent performance of credit cards, personal loans and car loans.

The retail segment achieved growth of 16.4%, during the fourth quarter of 2010, similar to the annual increase, driven by credit cards and personal loans.

As a result of the strategy implemented in the middle market segment, the loan portfolio grew 93.8% during the year. Discounted and purchased notes and long term funding, specifically leasing and financial loans supported that expansion. As in the retail segment, during the fourth quarter of 2010, the evolution of this segment was comparable to the one shown during the whole year, increasing 18.1% during that period.

Finally, the corporate segment also registered an increase of 28.2% in its portfolio during the year 2010; mostly due to the increases in advances and other financial loans. In the fourth quarter the segment’s loan portfolio grew 11.1%.

The table below shows the composition of the loan portfolio balance at the end of each quarter:

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	12/31/10	09/30/10	12/31/09	09/30/10	12/31/09
Private & Financial sector loans	15,191,356	13,138,109	10,336,588	15.6%	47.0%
Advances	2,366,957	2,348,828	1,703,751	0.8%	38.9%
Discounted and purchased notes	2,086,979	1,674,905	1,068,567	24.6%	95.3%
Consumer Mortgages	840,841	824,883	838,410	1.9%	0.3%
Car secured loans	831,981	707,216	480,694	17.6%	73.1%
Personal loans	2,473,299	2,189,892	1,819,382	12.9%	35.9%
Credit cards	2,457,922	1,949,629	1,464,163	26.1%	67.9%
Loans to financial sector	517,193	372,048	335,367	39.0%	54.2%
Other loans	3,817,382	3,251,749	2,806,667	17.4%	36.0%
Unaccrued interest	(28,292)	(22,371)	(16,471)	26.5%	71.8%
Adjustment and accrued interest & exchange differences receivable	223,321	190,768	173,744	17.1%	28.5%
Less: Allowance for loan losses	(396,227)	(349,438)	(337,686)	13.4%	17.3%
Loans to public sector	197,778	277,278	315,960	-28.7%	-37.4%
Loans to public sector	67,317	97,192	117,464	-30.7%	-42.7%
Adjustment and accrued interest & exchange differences receivable	130,461	180,086	198,496	-27.6%	-34.3%
Net total loans	15,389,134	13,415,387	10,652,548	14.7%	44.5%

Asset Quality

As of December 31, 2010, the Bank’ asset quality ratio (non-performing loans over total loans) was 0.51%, while its coverage ratio (provisions over of non-performing loans) reached 492.96%.

During the year 2010, asset quality continued to improve, the end result of the risk policy implemented, which allows the Bank to continue to have the best asset quality ratio of the Argentine financial system, with an outstanding level of coverage.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	12/31/10	09/30/10	12/31/09	09/30/10	12/31/09
Non-performing loans (1)	80,377	80,798	121,500	-0.5%	-33.8%
Allowance for loan losses	(396,227)	(349,438)	(337,686)	13.4%	17.3%
Non-performing loans/net total loans	0.51%	0.59%	1.11%	-13.3%	-53.9%
Non-performing private loans/net private loans	0.52%	0.60%	1.14%	-13.9%	-54.7%
Allowance for loan losses/non-performing loans	492.96%	432.48%	277.93%	14.0%	77.4%
Allowance for loan losses/net total loans	2.51%	2.54%	3.07%	-1.1%	-18.3%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the performance of provisions for loan losses, including charges relating to transactions recorded under other receivables from financial intermediation.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	12/31/10	09/30/10	12/31/09	09/30/10	12/31/09
Balance at the beginning of the quarter	354,238	332,166	339,736	6.6%	4.3%
Increase / decrease	64,287	45,347	30,665	41.8%	109.6%
Provision increase / decrease - Exchange rate difference	115	197	(236)	-41.6%	148.7%
Decrease	(17,438)	(23,472)	(27,263)	-25.7%	-36.0%
Balance at the end of the quarter	401,202	354,238	342,902	13.3%	17.0%

Deposits

Total deposits on December 31, 2010, exceeded AR$ 22,400 million, increasing 22.9% during the year and 3.8% in the last three months.

During the fourth quarter of 2010, peso denominated deposits showed an increase of 7.7%, whereas deposits denominated in foreign currency decreased by 8.2% during the same period.

As of December 31, 2010, deposits in foreign currency reached AR$ 4,880 million (equivalent to US$ 1,226 million), representing 21.7% of the Bank’s total deposits.

Sight deposits, increased 22.0% compared to the previous year and remained at similar levels compared to the third quarter of 2010.

Within sight deposits, the increase of saving accounts balances stood out, with an increase of 25.9% in the year and 11.0% during the fourth quarter of 2010.

As of December 31, 2010, sight deposits represented 56.7% of total deposits.

Time deposits showed a significant growth, with increases of 23.5% during the last twelve months and 10.7% during the fourth quarter.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	12/31/10	09/30/10	12/31/09	09/30/10	12/31/09
Total deposits	22,474,802	21,650,827	18,284,543	3.8%	22.9%
Current accounts	5,184,414	5,991,280	4,439,513	-13.5%	16.8%
Peso denominated	5,180,672	5,420,609	4,047,009	-4.4%	28.0%
Foreign currency	3,742	570,671	392,504	-99.3%	-99.0%
Saving accounts	7,533,437	6,784,149	5,982,525	11.0%	25.9%
Peso denominated	4,690,687	3,994,274	3,848,977	17.4%	21.9%
Foreign currency	2,842,750	2,789,875	2,133,548	1.9%	33.2%
Time deposits	9,333,132	8,431,339	7,559,265	10.7%	23.5%
Peso denominated	7,443,061	6,646,757	5,685,119	12.0%	30.9%
CER adjusted time deposits	697	787	971	-11.4%	-28.2%
Foreign currency	1,889,374	1,783,795	1,873,175	5.9%	0.9%
Investment Accounts	80,904	80,651	19,022	0.3%	325.3%
Peso denominated	80,904	80,651	19,022	0.3%	325.3%
Other	342,915	363,408	284,218	-5.6%	20.7%
Peso denominated	198,539	189,248	137,256	4.9%	44.6%
Foreign currency	144,376	174,160	146,962	-17.1%	-1.8%

Rescheduled deposits + CEDROS (*)	48,351	53,019	66,331	-8.8%	-27.1%
Peso denominated	48,351	53,019	66,331	-8.8%	-27.1%

Total deposits + Rescheduled deposits &
CEDROS	22,523,153	21,703,846	18,350,874	3.8%	22.7%

(*)	The payment of Rescheduled Deposits concluded in August 2005, in accordance with its original schedule, except those deposits that have a pending legal injunction.

Other Funding Sources

On December 31, 2010, other funding sources totaled AR$209.6 million, mostly due to the increase in dollar funding lines, intended mainly to finance imports.

However, the balances did not show significant changes during the last quarter of the year.

By the end of the four quarter of 2010, 43.4% of the balances shown in the table below were denominated in foreign-currency.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	12/31/10	09/30/10	12/31/09	09/30/10	12/31/09
Lines from other banks	209,609	210,416	72,330	-0.4%	189.8%
Senior Bonds	—	—	—	—	—
Other banking liabilities	209,609	210,416	72,330	-0.4%	189.8%
Subordinated Debt	—	—	—	—	—

Total other funding sources	209,609	210,416	72,330	-0.4%	189.8%

Capitalization

As of December 31, 2010, BBVA Banco Francés’ total stockholders’ equity totaled AR$ 3,746.9 million, increasing 28.0% during the year and 13.7% during the last three months.

The increase was due to gains obtained during the period, together with a decrease in the unrealized valuation due to the positive performance of public bonds accounted in “available for sale”.

By the end of 2010, the excess of capital over the Central Bank regulatory requirements reached AR$ 1,666.5 million, or 44.5% of the Bank’s total stockholders’ equity, maintaining its excellent solvency level.

On the same date, the capital ratio reached 18.2% of the assets adjusted to risk.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	12/31/10	09/30/10	12/31/09	09/30/10	12/31/09
Capital Stock	536,361	536,361	536,361	0.0%	0.0%
Issuance premiums	175,132	175,132	175,132	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,024,472	1,024,472	1,024,472	0.0%	0.0%
Reserves on Profits	802,385	802,385	658,693	0.0%	21.8%
Unappropriated retained earnings	1,831,928	1,434,055	1,257,440	27.7%	45.7%
Unrealized valuation difference	88,130	34,215	(14,133)	157.6%	-723.6%
Total stockholders’ equity	3,746,915	3,295,127	2,926,472	13.7%	28.0%

The variation in the excess over capital required by the BCRA in the last twelve months is mainly related to the increase in computable integration.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	12/31/10	09/30/10	12/31/09	09/30/10	12/31/09

Central Bank Minimum Capital Requirements	2,144,846	1,947,814	1,665,875	10.1%	28.8%
Central Bank Minimum Capital Requirements (a, b)	1,924,898	1,745,362	1,515,324	10.3%	27.0%
Market Risk	127,025	127,544	86,074	-0.4%	47.6%
Increase in capital requirements related to custody	92,923	74,908	64,477	24.0%	44.1%

a) Central Bank Minimum Capital Requirements	1,924,898	1,745,362	1,515,324	10.3%	27.0%
Allocated to Asset at Risk	1,307,406	1,168,780	971,214	11.9%	34.6%
Allocated to Immobilized Assets	103,164	93,108	100,065	10.8%	3.1%
Interest Rate Risk	227,840	210,517	175,978	8.2%	29.5%
Loans to Public Sector and Securities in Investment	286,488	272,957	268,067	5.0%	6.9%
Non Compliance of Other Credit Regulations	—	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	1,858,458	1,498,161	1,289,541	24.0%	44.1%
5% of the securities in custody and book-entry notes	1,858,458	1,498,161	1,289,541	24.0%	44.1%

Bank Capital Calculated under Central Bank Rules	3,811,371	3,372,537	3,064,366	13.0%	24.4%
Core Capital	2,460,605	2,460,605	2,222,143	0.0%	10.7%
Minority Interest	251,096	297,660	288,959	-15.6%	-13.1%
Supplemental Capital	1,173,652	690,497	631,549	70.0%	85.8%
Deductions	(73,982)	(76,225)	(78,285)	-2.9%	-5.5%
Excess over Required Capital	1,666,525	1,424,723	1,398,491	17.0%	19.2%

Capital Ratio (Central Bank rules)	18.2%	19.3%	18.6%	-5.6%	-2.1%
Excess over Required Capital as a % of Shareholders´Equity	44.5%	43.2%	47.8%	2.9%	-6.9%

Additional Information

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in pesos except percentages	12/31/10	09/30/10	12/31/09	09/30/10	12/31/09
- Exchange rate	3.9758	3.9607	3.7967	0.4%	4.7%
- Quarterly CER adjustment	2.31%	2.29%	2.39%	1.0%	-3.0%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’ annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call

A conference call to discuss the fourth quarter earnings will be held on Friday, February 11, 2011, at 10:00 AM New York time – 12:00 PM Buenos Aires time. If you are interested in participating, please dial (888) 708-5701 within the U.S. or +1 (913) 312-1427 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 2298211.

Internet

This press release is also available on www.bancofrances.com.ar

Contacts

Cecilia Acuña

Investor Relations

(5411) 4341-5036

cecilia.acuna@bancofrances.com.ar

Paula Bennati

Investor Relations

(5411)4348-0000

paula.bennati@bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET

ASSETS : (in thousands of pesos)	12/31/10	09/30/10	06/30/10	12/31/09
Cash and due from banks	5,690,995	6,229,957	6,368,283	5,166,121
Government and Private Securities	5,537,796	5,490,599	4,331,768	5,130,730
- Trading account (listed securities)	4,813	69,915	4,127	8,352
- Available for sale	1,228,297	950,737	853,420	640,175
- Reverse repo w/Central Bank	—	593,962	243,107	68,250
- Unlisted	2,055,451	1,976,055	1,881,323	1,961,046
- Listed Private Securities	13,398	3,331	5,542	6,086
- Bills and Notes from the Central Bank	2,236,026	2,028,659	1,769,193	2,896,748
Less: Allowances	(189)	(132,060)	(424,944)	(449,927)
Loans	15,389,134	13,415,387	11,920,660	10,652,548
- Loans to the private & financial sector	15,191,356	13,138,109	11,658,516	10,336,588
- Advances	2,366,957	2,348,828	1,929,809	1,703,751
- Discounted and purchased notes	2,086,979	1,674,905	1,383,903	1,068,567
- Secured with mortgages	840,841	824,883	823,903	838,410
- Car secured loans	831,981	707,216	580,180	480,694
- Personal loans	2,473,299	2,189,892	1,995,985	1,819,382
- Credit cards	2,457,922	1,949,629	1,787,499	1,464,163
- Loans to financial sector	517,193	372,048	336,462	335,367
- Other loans	3,817,382	3,251,749	2,993,753	2,806,667
Less: Unaccrued interest	(28,292)	(22,371)	(17,680)	(16,471)
Plus: Interest & FX differences receivable	223,321	190,768	171,163	173,744
Less: Allowance for loan losses	(396,227)	(349,438)	(326,461)	(337,686)
- Public Sector loans	197,778	277,278	262,144	315,960
Principal	67,317	97,192	89,178	117,464
Plus: Interest & FX differences receivable	130,461	180,086	172,966	198,496
Other banking receivables	997,607	4,051,782	1,052,529	884,467
- Repurchase agreements	—	598,169	218,677	76,397
- Unlisted private securities	78,688	94,249	94,397	88,131
- Unlisted Private securities :Trustees	119	119	42,247	39,357
- Other banking receivables	923,775	3,364,045	702,913	685,798
- Less: provisions	(4,975)	(4,800)	(5,705)	(5,216)
Investments in other companies	311,089	424,223	410,977	399,496
Intangible assets	63,700	64,331	65,231	55,097
- Organization and development charges	63,700	64,331	65,231	55,097
Other assets	1,407,938	1,254,234	1,123,039	1,083,195

TOTAL ASSETS	29,398,259	30,930,513	25,272,487	23,371,654

LIABILITIES:	12/31/10	09/30/10	06/30/10	12/31/09
Deposits	22,523,153	21,703,846	20,131,916	18,350,874
- Current accounts	5,184,414	5,991,280	5,326,898	4,439,513
- Saving accounts	7,533,437	6,784,149	6,434,047	5,982,525
- Time deposits	9,333,132	8,431,339	7,888,285	7,559,265
- Investment Accounts	80,904	80,651	73,518	19,022
- Rescheduled deposits - CEDROS	48,351	53,019	57,753	66,331
- Other deposits	342,915	363,408	351,415	284,218
Other banking Liabilities	1,989,427	4,874,725	1,569,324	1,195,048
Other provisions	325,932	326,685	346,209	318,659
- Other contingencies	325,494	326,248	345,774	318,231
- Guarantees	438	437	435	428
Other liabilities	743,816	666,195	383,056	528,205
Minority interest	69,016	63,935	60,426	52,396

TOTAL LIABILITIES	25,651,344	27,635,386	22,490,931	20,445,182

TOTAL STOCKHOLDERS' EQUITY	3,746,915	3,295,127	2,781,556	2,926,472

Total liabilities + stockholders' equity	29,398,259	30,930,513	25,272,487	23,371,654

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	12/31/10	09/30/10	06/30/10	12/31/09
(in thousands of pesos)

Financial income	975,221	1,054,863	610,298	819,349
- Interest on Cash and Due from Banks	—	—	—	—
- Interest on Loans Granted to the Financial Sector	17,988	15,258	15,275	20,138
- Interest on Overdraft	85,450	78,680	71,999	85,868
- Interest on Discounted and purchased notes	51,437	42,432	38,005	36,877
- Interest on Mortgages	29,080	27,882	27,080	29,768
- Interest on Car Secured Loans	30,910	26,483	24,221	23,289
- Interest on Credit Card Loans	66,096	64,428	50,436	48,285
- Interest on Other Loans	203,277	186,711	165,977	148,105
- From Other Banking receivables	4,528	7,974	445	259
- Interest on Government Guaranteed Loans Decree 1387/01	16,910	18,255	21,479	92,069
- Income from Securities and Short Term Investments	389,240	505,790	112,293	255,202
- Net Income from options	2,271	2,618	(395)	—
- CER	(231)	8,807	256	247
- Foreign exchange difference	38,719	39,307	41,939	29,164
- Other	39,546	30,238	41,288	50,078
Financial expenses	(236,184)	(220,233)	(176,998)	(207,878)
- Interest on Current Account Deposits	(6)	(3)	(1,332)	(4,702)
- Interest on Saving Account Deposits	(1,758)	(1,570)	(1,529)	(2,540)
- Interest on Time Deposits	(172,867)	(160,324)	(142,790)	(166,980)
- Interest on Other Banking Liabilities	(7,276)	(3,640)	(2,195)	(2,172)
- Other interests (includes Central Bank)	(3,726)	(6,071)	(630)	(715)
- CER	(47)	(47)	(66)	(67)
- Bank Deposit Guarantee Insurance system mandatory contributions	(9,778)	(8,882)	(8,262)	(7,904)
- Mandatory contributions and taxes on interest income	(32,992)	(28,172)	(24,194)	(22,841)
- Other	(7,734)	(11,524)	4,000	43
Net financial income	739,037	834,630	433,300	611,471
Provision for loan losses	(64,287)	(45,347)	(39,013)	(30,665)
Income from services, net of other operating expenses	290,356	275,910	249,349	244,158
Administrative expenses	(505,310)	(559,391)	(444,672)	(433,571)
Income (loss) from equity investments	16,187	18,477	16,293	6,156
Net Other income	7,634	31,718	(16,931)	(12,757)
Income (loss) from minority interest	(4,997)	(3,509)	(3,546)	(4,010)
Income before tax	478,620	552,488	194,780	380,782
Income tax	(80,748)	(115,228)	8,593	(119,533)

Net income	397,872	437,260	203,373	261,249

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS	12/31/10	09/30/10	06/30/10	12/31/09

Cash and due from banks	5,691,806	6,231,889	6,567,669	5,255,412
Government Securities	7,495,382	7,519,515	6,259,700	7,214,232
Loans	16,699,852	14,786,836	13,111,785	11,751,889
Other Banking Receivables	1,043,859	4,078,700	1,083,813	931,465
Assets Subject to Financial Leasing	534,457	423,317	312,124	311,784
Investments in other companies	110,138	110,215	102,267	106,289
Other assets	1,004,752	970,992	913,272	820,522

TOTAL ASSETS	32,580,246	34,121,464	28,350,630	26,391,593

LIABILITIES	12/31/10	09/30/10	06/30/10	12/31/09

Deposits	22,461,307	21,653,704	20,094,322	18,334,845
Other banking liabilities	1,992,801	4,879,470	1,582,024	1,224,668
Minority interest	179,192	232,053	226,991	213,182
Other liabilities	4,200,031	4,061,110	3,665,737	3,692,426

TOTAL LIABILITIES	28,833,331	30,826,337	25,569,074	23,465,121

TOTAL STOCKHOLDERS´EQUITY	3,746,915	3,295,127	2,781,556	2,926,472

STOCKHOLDERS’ EQUITY + LIABILITIES	32,580,246	34,121,464	28,350,630	26,391,593

NET INCOME	12/31/10	09/30/10	06/30/10	12/31/09

Net Financial Income	889,587	973,715	556,621	713,915
Provision for loan losses	(64,287)	(45,347)	(39,013)	(30,665)
Net Income from Services	289,922	275,814	249,319	244,459
Administrative expenses	(514,440)	(573,177)	(445,318)	(459,938)
Net Other Income	(80,768)	(63,549)	(115,012)	(85,893)

Income Before Tax	520,014	567,456	206,597	381,878

Income Tax	(109,859)	(125,133)	7,111	(119,216)

Net income	410,155	442,323	213,708	262,662

Minoritary Interest	(12,283)	(5,063)	(10,335)	(1,413)

Net income for Quarter	397,872	437,260	203,373	261,249

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 10, 2011	By:	/s/ José Carlos López Álvarez
		Name:	José Carlos López Álvarez
		Title:	Chief Financial Officer